Exhibit 21.1


SUBSIDIARIES OF THE COMPANY


Cascade Communications Limited, a United Kingdom Corporation

Cascade Communications Securities Corporation, a Massachusetts Corporation

Cascade Export, Inc., a Barbados Corporation

Cascade Communications Asia Corp., a Delaware Corporation

Cascade Communications H.C. Corp., a Delaware Corporation

Arris Networks, Inc., a Delaware Corporation

Sahara Networks, Inc., a Delaware Corporation

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